RECEIVED

2008 AUG 28 P 1:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH

08004606

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference: File No. 82-5089
Our reference: UM / BC
Date: August 26, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Turkish insurer TEB Sigorta to become Zurich Sigorta" dated August 26, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
SEP 02 2008
THOMSON REUTERS

Enclosure

dlw 8/29

46674-05

News Release

ZURICH®

Turkish insurer TEB Sigorta to become Zurich Sigorta

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 26, 2008 – Zurich Financial Services Group (Zurich) announced today that TEB Sigorta A.S. is now operating under the global Zurich brand and the registered name Zurich Sigorta A.S. The rebranding and renaming signals Zurich's commitment to this operation and to the Turkish market and is in line with Zurich's global "One brand, one Zurich" strategy.

Zurich completed the acquisition of 100 % of general insurer TEB Sigorta A.S. in March 2008. TEB Sigorta, one of the fastest growing and most profitable general insurance companies in Turkey with a strong focus on bancassurance, has already started to implement The Zurich Way best practice approaches in all relevant core business activities such as underwriting, distribution and claims.

Lutz Bauer, CEO of Central and Eastern Europe, which encompasses the Turkish unit, said, "We are excited to launch the Zurich brand in the Turkish market. The in-depth understanding of the local insurance sector that our team in Turkey has, combined with Zurich's global capabilities and the access to our global platforms, positions Zurich Sigorta ideally to even better serve its customers in Turkey and to capitalize on the attractive profitable growth opportunities in this fast growing market."

Ertugrul Bul, CEO of Zurich in Turkey, said, "The move to Zurich Sigorta is much more than a simple name change. While the existing trusted relationships with our customers and partners will remain, operating as Zurich Sigorta gives us many opportunities. Our business partners, customers and employees will value the sense of security and stability that

ZURICH®

the Zurich name gives and this enables us to compete more effectively in the Turkish market."

The Zurich brand is being launched in Turkey with a major national advertising brand campaign starting in September 2008 to communicate the change of name and to raise awareness of what Zurich Sigorta can offer to business partners and customers throughout Turkey.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

Zurich Sigorta is one of the fastest growing general insurance companies in Turkey with a multi-channel distribution network with a strong focus on bancassurance. Premiums collected in 2007 were approximately USD 130 million (YTL 155 million). Products are currently distributed through an extensive network of regional offices, agents, brokers and financial institutions offering access to more than 600 points-of-sale.

For **broadcast-standard video** and/or **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END